Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THIS FILING CONSISTS OF ANSWERS TO EMPLOYEE QUESTIONS POSTED TO THE EMPLOYEE SECTION OF THE WWW.STANTEC.COM/KEITHCO WEBSITE, REGARDING THE PROPOSED COMBINATION OF STANTEC INC. AND THE KEITH COMPANIES, INC.

Additional Information and Where to Find It
In connection with the proposed merger, Stantec Inc. and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

When will a Stantec Representative visit each location?

Several offices have been visited by Stantec representatives including Salt Lake City, San Diego North, Moreno Valley, Irvine, Ann Arbor, Scottsdale, and Las Vegas. There are plans for additional visits (see Aram’s message dated 4/29/05 in the CEO Forum).

I did not elect TKC health benefits; I opt out of the plan and receive $25 a pay period. Will this benefit continue under than Stantec plan?

Stantec expects to offer an equivalent compensation package. In some instances Stantec benefit/compensation practices may vary from TKC practices; if there are significant differences, adjustments will be made in an attempt to make employee compensation packages equivalent as a whole.

How will the TKC review process change? When does Stantec conduct reviews? Will the TKC goals for 2005 change? Will raises and promotions still be once a year during the TKC review process, or will that change too?

The Stantec and TKC review structure and cycles have some similarities. The review cycle may change in 2006. All employees are encouraged to continue to strive toward meeting and exceeding goals for 2005. Any changes to the program will be communicated in advance.

Based on the Stantec/TKC presentation, Stantec wants to become a Top 10 Global Design Firm. Isn’t the Top 10 determined by revenue dollars? Where does quality rank with Stantec? How about being one of the best companies to work for or one of the best quality companies?

Stantec’s founder, Dr. Don Stanley, wanted to create a company where employees could maximize their professional experience and develop their careers and this still drives Stantec today. We want our professionals to have the opportunity to work with the best clients on the best projects, and to provide the best services.

To do this we need to increase our breadth and depth of expertise, enhance our ability to serve Fortune 1,000, government, and institutional clients, and expand our geographic coverage.

By achieving our goal of becoming a Top 10 Global Design Firm we will be able to create more opportunities for our employees to grow their professional experience and develop their careers, provide a full range of quality services to our clients, and ultimately this successful and effective growth will enhance value for our shareholders.

Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.